

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 13, 2010

Roger A. Cregg
Executive Vice President and Chief Financial Officer
PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

   Re: PulteGroup, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2009
       File No. 1-9804

Dear Mr. Cregg:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

            Sincerely,

            John Cash
            Accounting Branch Chief